
Mail Stop 3561

November 17, 2016

Via E-mail
David Biese
Chief Financial Officer
Jill Intermediate LLC
4 Batterymarch Park
Quincy, MA 02169

> **Re:** **Jill Intermediate LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted October 21, 2016**
> **CIK No. 0001687932**

Dear Mr. Biese:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Industry and Market Data, page ii

2. Please revise the fourth and fifth sentences of this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Prospectus Summary – Overview, page 1

3. We note you disclose your Adjusted EBITDA growth and Adjusted EBITDA margin expansion on page 2 of your prospectus summary. Please expand your disclosure to include the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and to Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures, which can be found at: https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Corporate Conversion, page 5

4. Please describe any material transactions that you plan to complete in order to convert into a Delaware corporation. For example, if you currently have different classes of equity, disclose the conversion terms for each class.

5. Please describe your proposed corporate structure in greater detail and include an organizational diagram, as applicable. For example, identify the holding companies, clarify whether subsidiaries are wholly owned, and describe where your operating assets and businesses will be held.

6. You disclose that the corporate conversion will occur prior to the closing of this offering. Please clarify whether the corporate conversion will occur before or after the sale of the shares in the IPO.

Risk Factors, page 14

Our designation of the Delaware Court of Chancery as the exclusive forum . . ., page 35

7. If you plan on filing your amended and restated certificate of incorporation with the Secretary of State of Delaware after the public shareholders buy your IPO shares, please tell us the basis for the sentence stating that investors will be deemed to have consented to the exclusive provisions in your charter or delete.

Unaudited Pro forma Consolidated Financial Information, page 44

Notes to Unaudited Pro Forma Consolidated Statement of Operations Adjustments (2), page 48

8. You eliminate the increase in cost of goods sold related to the fair value adjustment of the purchased inventory because it is not expected to have a continuing impact based upon the inventory turn. Please tell us how you considered the recurring nature of the sale of this inventory in reaching your conclusion.

Certain Relationships and Related Party Transactions, page 108

9.   We note your disclosure under Related Party Transactions on page F-41. Please provide the disclosure required by Item 404 of Regulation S-K for the transactions related to the $1.9 million related party receivable and the $30 million debt facility agreement or advise.

Principal and Selling Stockholders, page 110

10.   Please disclose the names and addresses of the entities affiliated with TowerBrook. See Item 403(a) of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies, page F-8

Segment Reporting, page F-9

11.   Please tell us how you analyzed and applied FASB ASC 280-10-50 in identifying your operating segments and in aggregating those segments into your single reporting segment. Please include supporting information as appropriate.

Exhibits, page II-2

12.   We note that you have entered into employment agreements with Ms. Bennet, Ms. Fielder, and Mr. Biese. Please file the employment agreements as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

13.   Please file the lease agreements for your principal executive offices and distribution and customer contact center as exhibits. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

14.   Please file your services agreement with TowerBrook as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Undertakings, page II-3

15.   Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

You may contact James Giugliano at (202) 551-3319 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Raphael M. Russo
       Paul, Weiss, Rifkind, Wharton & Garrison LLP